Craig Wilson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.   20549

Re:	Data Domain, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 001-33517

Dear Mr. Wilson:

Data Domain, Inc. (the “Company,” “we” or “us”) hereby sets forth the following information in response to the oral comments from the staff of the Securities and Exchange Commission (the “Staff”) dated May 26, 2009, relating to the Company’s Annual Report on Form 10-K (File No. 001-33517) for the fiscal year ended December 31, 2008 (the “Form 10-K”).  We have set forth below the comments received from the Staff.  Following each Staff comment is a summary of the Company’s action taken in response thereto.

Item 8.  Financial Statements and Supplementary Data, page 33

Consolidated Statement of Cash Flows, page 39

1.  We note your response to prior comment 1 set forth in your letter to the Staff filed May 5, 2009 (the “Response Letter”).  Please confirm to the Staff in writing that the misstatement of the statement of cash flows is not material and confirm that the Company’s independent auditors agree with that assessment.

Response:  As noted in the Response Letter, the Company has reviewed paragraphs 23.c of SFAS No. 95 and A96 of SFAS No. 123R and determined that it has not appropriately classified in its statement of cash flows the realized tax benefit related to the excess of the deductible amount over the compensation cost.  As a result, the Company has determined that its cash generated from operating activities as presented in fiscal years 2008 and 2007 is overstated by approximately $11.0 million and $100,000, respectively, and its cash generated from financing activities is understated by the same amounts.  This misstatement of the statements of cash flows was unintentional and the Company has evaluated the qualitative factors with respect to this misstatement in accordance with Staff Accounting Bulletin No. 99, Materiality.

Based on these qualitative factors the Company has concluded that the misstatement of the statement of cash flows is not material, and the Company’s independent registered accounting firm, Ernst & Young LLP, has informed us that it has not taken exception to our conclusion.

2.  Please acknowledge that in the Company’s next Form 10-Q that the Company will include a prominent footnote describing the previous misstatement of the statement of cash flows that sets forth the impact on prior periods.  Further, in the statement of cash flows in the Company’s next Form 10-Q, please revise the presentation to show the presentation of the income tax benefit from stock based compensation netted against the excess tax benefit from stock based compensation in the cash flows from operating activities.

Response:  The Company hereby acknowledges that it will include a prominent footnote in its next Form 10-Q describing the previous misstatement of the statement of cash flows that will set forth the impact on prior periods.  In addition, beginning with the Company’s next Form 10-Q, the statement of cash flows will have the income tax benefit from stock based compensation netted against the excess tax benefit from stock based compensation in the cash flows from operating activities.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 980-4803 or Robert Freedman, our securities counsel at Fenwick & West LLP, at (650) 335-7292.

Sincerely,

/s/ Michael Scarpelli

Michael P. Scarpelli

Senior Vice President and Chief Financial Officer